

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Mr. Harry J. Cynkus
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

> **Re: Rollins, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Proxy Statement on Schedule 14A, filed March 16, 2010**
> **File No. 001-04422**

Dear Mr. Cynkus:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief